UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

_______________________________

STEELE CREEK CAPITAL CORPORATION
(Name of Subject Fund (Issuer))

STEELE CREEK CAPITAL CORPORATION
(Names of filing Person (Offeror and Issuer))

_______________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

85817G 108 (CUSIP Number of Class of Securities)

Glenn Duffy
Chief Executive Officer, Chief Investment Officer
and President
Steele Creek Capital Corporation
201 S. College Street, Suite 1690
Charlotte, North Carolina 28244
Tel: (704) 343-6011
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

_______________________________

Copy to:

Harry S. Pangas, Esq.
Dechert LLP
Cira Centre
1900 K Street NW
Washington, DC 20006
Telephone: (202) 261-3466

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$6,377,462	$941.31

____________

(1)       Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 655,564 shares of common stock, par value $0.001 per share, of Steele Creek Capital Corporation, at a price equal to $9.7282, which represents the Fund’s net asset value as of July 31, 2024 and is used for purposes of calculating the estimated aggregate maximum purchase price for Shares.

(2)       The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024, equals $147.60 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $941.31	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 30, 2024 by Steele Creek Capital Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“Steele Creek” or the “Fund”), in connection with the offer by the Company to purchase for cash up to 655,564 shares of its common stock, par value $0.001 per share (the “Shares”), which represents 10% of the weighted average of the number of Shares outstanding during the 12-month period ended June 30, 2024, at a price per Share equal to its net asset value per Share as of September 30, 2024 and will close as of September 30, 2024 (the “Expiration Date). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 30, 2024 (the “Offer”). The Offer expired at 05:00 P.M., Eastern Time, on September 30, 2024, and a total of 130,455.376 Shares (the “Tendered Shares”) were validly tendered and not withdrawn pursuant to the Offer as of such date. Accordingly, the Company will purchase the Tendered Shares pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

STEELE CREEK CAPITAL CORPORATION
By:	/s/ Glenn Duffy
Name:	Glenn Duffy
Title:	CIO

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